Five Oaks Investment Corp. c/o Hunt Investment Management, LLC 230 Park Ave 19th Floor New York, NY 10169 Tel: 212 588 2049

April 20, 2018

Kristi Marrone

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

Washington, D.C. 20549

Re:	Five Oaks Investment Corp.

Form 10-K for the Fiscal Year Ended December 31, 2017, filed March 16, 2018 (“2017 10-K”) File No. 001-35845

Dear Ms. Marrone

This letter is submitted by Five Oaks Investment Corp. (the “Company” or “we”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the year ended December 31, 2017, filed March 16, 2018 (File No. 001-35845).

The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2017 Highlights, page 39

1.	We note that you have presented economic loss on common equity. In future filings, please more clearly define how this non-GAAP measure is calculated.

RESPONSE: In future filings, we will add the following definition to more clearly define how this measure is calculated: “Economic return is a measure of our financial performance that we define as the sum of the change in net book value per common share and dividends declared on our common stock during the period over the net book value per common share”.

2.	We note your disclosure of MBS exposure on a non-GAAP basis. Please either expand your disclosure to explain what is meant by credit risk exposure on a non-GAAP combined basis or include a reference to where these measures are defined and reconciled elsewhere in the filing.

RESPONSE: We provide a definition and reconciliation of MBS exposure on a GAAP and non-GAAP basis elsewhere in our filings; for example, see the final paragraph on page 41 of our 2017 10-K, and the tables that follow. In future filings, we will include an explicit reference to where these measures are defined and reconciled elsewhere in the filing.

Liquidity and Capital Resources, page 54

3.	We note your debt-to-equity ratio increased from 5.6:1 to 8.5:1 year over year, due to the deployment of the June 2017 follow-on equity offering proceeds and portfolio reallocation in favor of Agency RMBS. Please tell us and clarify in future filings how the deployment of offering proceeds could result in an increased debt-to-equity ratio. We also note that the debt-to-equity ratios presented are “on a GAAP and non-GAAP basis.” However, it appears that the ratios exclude debt obligations of the consolidated multi-family and residential securitization trusts. Please clarify your disclosure in future filings to indicate these ratios are on a non-GAAP basis or tell us why you believe revision is unnecessary.

RESPONSE: Within our filings, we disclose in a number of places that the leverage we employ is specific to each asset class in which we invest; for example, the penultimate paragraph on page 41 of our 2017 10-K (Investment Portfolio) states “The leverage that we employ is specific to each asset class in which we invest and will be determined based on several factors…Our leverage targets attempt to risk-adjust asset classes based on each asset class’s potential price volatility”. We also disclose, for example on page 54, that haircuts required by lenders vary based upon the type of collateral being financed, reflecting the lender’s perception of the asset class price volatility. Accordingly, the deployment of offering proceeds into a specific asset class, or the reallocation of existing capital between asset classes, can increase or decrease our overall leverage based on the relative weighting of a given asset class within the overall portfolio. In future filings, we will refine our disclosure to more explicitly indicate the potential impact on debt-to-equity ratios of offering proceeds investment decisions, as well as portfolio reallocation decisions. We will also clarify in future filings that these are non-GAAP ratios calculated using the total debt that has recourse to the Company, i.e. it excludes the non-recourse debt obligations of the consolidated trusts because these only have recourse to the assets of the related trusts, and not to the Company.

Consolidated Balance Sheets, page F-3

4.	Please explain to us why the amount of available-for-sale pledged securities as disclosed on your balance sheet exceeds the carrying amount of available-for-sale securities for both periods presented.

RESPONSE: To the extent that we have outstanding repurchase agreement financing on a security held within a consolidated trust, we are required to report the value of the security pledged as collateral for the borrowing. However, since we consolidate the assets and liabilities of the related trust, the value of the security owned is reflected in the overall value of the trust’s assets that we report separately on the balance sheet, and is therefore excluded from the carrying amount of AFS securities. Specifically, as disclosed in Note 10, the Company has pledged non-Agency securities with a market value of $4,399,799 in respect of repo borrowings of $2,555,000; these represent securities issued by the CSMC 2014-OAK1 Trust, which is consolidated by the Company on its balance sheet as at December 31, 2017.

Please contact the undersigned at (212) 588 2049 or david.oston@huntcompanies.com with any questions.

Very truly yours,

FIVE OAKS INVESTMENT CORP.

By:	/s/ David Oston
Name: David Oston
Title: Chief Financial Officer